FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2011
Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.
(Translation of registrant’s name into English)

333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                      Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐                      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

The following documents are attached as exhibits hereto and are incorporated herein by reference:  (i) Agency Agreement, dated March 8, 2011, among Rogers Communications Inc. (the “Company”) and the several agents named in Schedule II thereto; (ii) Sixth Supplemental Indenture, dated as of March 21, 2011, relating to the Company’s 5.34% Senior Notes due 2021, among the Company, as issuer, Rogers Communications Partnership (“RCP”), as guarantor, and CIBC Mellon Trust Company, as trustee (the “Trustee”); and (iii) Seventh Supplemental Indenture, dated as of March 21, 2011, relating to the Company’s 6.56% Senior Notes due 2041, among the Company, as issuer, RCP, as guarantor, and the Trustee.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Graeme H. McPhail
Name: Graeme H. McPhail
Title: Vice President Associate General Counsel

Date:  March 21, 2011

Exhibit Index

Exhibit Number	Description of Document

99.1	Agency Agreement, dated March 8, 2011, among the Company and the several agents named in Schedule II thereto.
99.2	Sixth Supplemental Indenture, dated March 21, 2011, among the Company, RCP and the Trustee.
99.3	Seventh Supplemental Indenture, dated March 21, 2011, among the Company, RCP and the Trustee.